SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

FIVE STAR SENIOR LIVING INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

33832D106

(CUSIP Number)

Richard W. Siedel, Jr.

Chief Financial Officer and Treasurer

Senior Housing Properties Trust

Two Newton Place, 255 Washington Street, Suite 300

Newton, MA 02458

(617) 796-8350

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons Senior Housing Properties Trust

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,235,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,235,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,235,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person OO

CUSIP No. 33832D106	13D	Page 3 of 7 Pages

Item 1.   Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $.01 per share (the “Common Shares”), of Five Star Senior Living Inc., a Maryland corporation (the “Issuer”), with its principal executive offices located at 400 Centre Street, Newton, Massachusetts 02458.

Item 2.   Identity and Background.

The person filing this statement is Senior Housing Properties Trust, a Maryland real estate investment trust (“SNH” or the “Reporting Person”).

SNH’s principal business is to operate as a real estate investment trust.  The principal executive office of SNH is located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458. The Managing Trustees of SNH are Jennifer B. Clark and Adam D. Portnoy, and the Independent Trustees of SNH are John L. Harrington, Lisa Harris Jones and Jeffrey P. Somers. The executive officers of SNH are Jennifer F. Francis, President and Chief Operating Officer, and Richard W. Siedel, Jr., Chief Financial Officer and Treasurer.

Neither the Reporting Person nor any individual specified above, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of the Reporting Person, each of the individuals listed above is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

See Item 4 below.

SNH beneficially owns 4,235,000 Common Shares, 1,000,000 of which were purchased by SNH as part of an underwritten public offering of Common Shares by the Issuer completed on June 21, 2011, 3,200,000 of which were acquired by SNH pursuant to a lease realignment agreement with the Issuer, entered into on August 4, 2009, and 35,000 of which were retained by SNH following its December 31, 2001 spinoff of the Issuer.

Item 4.   Purpose of Transaction.

SNH acquired the Common Shares reported in this Schedule 13D for investment purposes.  SNH previously reported its beneficial ownership of the Common Shares on Schedule 13G, initially filed on August 12, 2009 and amended on January 20, 2010; Schedule 13D, initially filed on May 14, 2010 and amended on June 16, 2010; and Schedule 13G, initially filed on February 4, 2011 and amended on June 22, 2011, February 13, 2012, February 7, 2013, February 7, 2014, January 30, 2015 and February 9, 2016.

On April 1, 2019, SNH and the Issuer entered into a transaction agreement (the “Transaction Agreement”), pursuant to which SNH and the Issuer agreed to modify their existing business arrangements.  Among other things, the Transaction Agreement provides that, subject to approval by the Issuer’s stockholders of the Share Issuances (as defined below) and receipt of other required approvals, effective January 1, 2020 (or January 1, 2021 if extended under the Transaction Agreement) (the “Conversion Time”):

•                  SNH and the Issuer’s five existing master leases for 184 of SNH’s senior living communities that are leased by the Issuer, as well as the existing management agreements and pooling agreements between SNH and the Issuer for 77 of SNH’s senior living communities that are operated by the Issuer, will be terminated and replaced (the “Conversion”), with new management agreements for all 261 of these senior living communities;

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•                  the Issuer will issue to SNH such number of Common Shares as is necessary to cause SNH, together with SNH’s then owned Common Shares, to own approximately 34% of the Common Shares post-issuance, and SNH will declare a pro rata distribution to holders of SNH’s common shares of beneficial interest of the right to receive, and the Issuer will issue on a pro rata basis to such holders, a number of Common Shares which equals approximately 51% of the Common Shares post-issuance; the noted percentage ownership amounts are post-issuance, giving effect to both share issuances, and those share issuances are referred to in this Schedule 13D as the “Share Issuances”; and

•                  as consideration for the Share Issuances, SNH will provide to the Issuer $75 million of additional consideration (collectively, with the Conversion and the Share Issuances, the “Restructuring Transactions”).

Also pursuant to the Transaction Agreement, (1) commencing February 1, 2019, the aggregate amount of monthly minimum rent payable to SNH by the Issuer is $11 million, subject to adjustment, and no additional rent is payable to SNH by the Issuer from such date to the Conversion Time, and (2) on April 1, 2019, SNH purchased from the Issuer approximately $50 million of unencumbered Qualifying PP&E (as defined in the Transaction Agreement) related to SNH’s senior living communities leased and operated by the Issuer, which amount is subject to adjustment but will not exceed $60 million.

The Restructuring Transactions are subject to conditions, including, among others: (1) approval of the Share Issuances by at least a majority of the votes cast, in person or by proxy, by the holders of outstanding Common Shares at any meeting of the Issuer’s stockholders held for that purpose (the “Five Star Stockholder Approval”); (2) the receipt of all Required Licenses (as defined in the Transaction Agreement) and any other third party consent or approval required for the consummation of the Restructuring Transactions; (3) the effectiveness of the registration statement on Form S-1 to be filed by the Issuer with the Securities and Exchange Commission, to register the Common Shares to be issued pursuant to the Share Issuances; and (4) approval by The Nasdaq Stock Market LLC of the listing of the Common Shares to be issued pursuant to the Share Issuances, subject to official notice of issuance.

If any required approval (other than the Five Star Stockholder Approval) is not obtained by December 31, 2019, and the failure to obtain such approval is not the result of a breach or default by the Issuer under the Transaction Agreement, SNH and the Issuer have agreed to work in good faith to determine an alternative to allow the Restructuring Transactions to occur on January 1, 2020; provided SNH is not required to agree to any alternative that would adversely affect SNH’s qualification for taxation as a real estate investment trust under the Internal Revenue Code of 1986, as amended.  If SNH and the Issuer do not agree to any such alternative, and, as of January 1, 2020, the failure to obtain a required approval is the only remaining condition under the Transaction Agreement, the Conversion Time will be automatically extended to January 1, 2021.

If the Five Star Stockholder Approval is not obtained by December 31, 2019, and SNH does not elect to extend the Transaction Agreement, the Transaction Agreement will terminate, the existing master leases and management agreements and pooling agreements between SNH and the Issuer will remain in effect and the amount of monthly minimum rent payable to SNH by the Issuer under the existing master leases will return to the rate provided for therein and additional rent again will be payable to SNH by the Issuer in accordance therewith.  If the Five Star Stockholder Approval is obtained by December 31, 2019, SNH’s existing master leases with the Issuer will remain at $11 million per month, subject to adjustment, regardless of whether the Transaction Agreement is extended and/or is terminated.

The Transaction Agreement contains certain customary representations, warranties and covenants, including, among others, covenants with respect to the conduct of the Issuer’s business prior to the Conversion Time. Further, the Issuer has agreed to, within six months following the Conversion Time, expand its board of directors to add an independent director (as defined in the Issuer’s bylaws) reasonably satisfactory to SNH. In addition, SNH and ABP Trust, a Massachusetts statutory trust, on behalf of ABP Acquisition LLC (“ABP”), a wholly owned subsidiary of ABP Trust and the Issuer’s largest stockholder, have each agreed to vote all the Common Shares that SNH and ABP beneficially own in favor of approval of the Share Issuances at any meeting of the Issuer’s stockholders held for that purpose, in the case of ABP Trust, pursuant to a voting agreement that ABP Trust and the Issuer entered into on April 1, 2019 (the “Voting Agreement”). As of April 1, 2019, the 4,235,000 Common Shares that were owned by

CUSIP No. 33832D106	13D	Page 5 of 7 Pages

SNH represented approximately 8.3% of the outstanding Common Shares, and the 17,999,999 Common Shares that were owned by ABP represented approximately 35.4% of the outstanding Common Shares.

Also on April 1, 2019, in connection with the Transaction Agreement, SNH and the Issuer entered into a credit agreement, pursuant to which SNH extended to the Issuer a $25 million line of credit (the “Credit Facility”).  The Credit Facility matures on January 1, 2020, or January 1, 2021 if the Conversion Time is extended pursuant to the Transaction Agreement.  The Credit Facility provides for interest to be paid on borrowed amounts at a rate of 6% per year and is secured by real estate mortgages on six senior living communities owned by certain of the Issuer’s subsidiaries that guarantee the Issuer’s obligations under the Credit Facility, and certain personal property owned by those and certain other subsidiaries of the Issuer. The Credit Facility provides for acceleration of payment of all amounts outstanding under the Credit Facility upon the occurrence and continuation of certain events of default, including a default by the Issuer under the Transaction Agreement and certain other agreements. The agreement governing the Credit Facility (the “Credit Agreement”) contains various covenants, including covenants that restrict the Issuer’s ability to incur debt or to pay dividends or make other distributions to its stockholders in certain circumstances.

The foregoing descriptions of the Restructuring Transactions, the Transaction Agreement, the Voting Agreement and the Credit Agreement are qualified in their entirety by reference to the full texts of the Transaction Agreement, the Voting Agreement and the Credit Agreement, copies of which are filed as Exhibits 99.1, 99.2 and 99.3, respectively, to this Schedule 13D.

Except as otherwise described herein, SNH currently has no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although SNH reserves the right, at any time and from time to time, to review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

SNH intends to review from time to time its investment in the Issuer and the Issuer’s business affairs, financial position, performance and other investment considerations.  SNH may from time to time engage in discussions with the Issuer, its directors and officers, other stockholders of the Issuer and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries.  Based upon such review and discussions, as well as general economic, market and industry conditions and prospects and SNH’s liquidity requirements and investment considerations, and subject to the limitations in the agreements described below, SNH may consider additional courses of action, which may include, in the future, formulating plans or proposals regarding the Issuer and/or its subsidiaries, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

(a)-(b)     The Reporting Person beneficially owns 4,235,000 Common Shares, which represents approximately 8.3% of the issued and outstanding Common Shares as of April 1, 2019.  SNH has sole power to direct the vote and sole power to dispose or direct the disposition of such Common Shares.

Adam D. Portnoy beneficially owns 18,162,999 Common Shares (a portion of which are subject to vesting requirements), which represents approximately 35.7% of the issued and outstanding Common Shares as of April 1, 2019 and which are not included in the percentages owned by the Reporting Person.  Mr. Portnoy has sole power to direct the vote and sole power to dispose or direct the disposition of 163,000 of such Common Shares.  In addition, as president, sole trustee and a beneficial owner of ABP Trust, Mr. Portnoy may be deemed to beneficially own 17,999,999 Common Shares beneficially owned by ABP Trust.  These 17,999,999 Common Shares are directly owned by ABP.  The Reporting Person expressly disclaims any beneficial ownership of the Common Shares beneficially owned by Mr. Portnoy, ABP Trust and ABP.

To the Reporting Person’s knowledge, the other individuals named in Item 2 above beneficially own an aggregate of 166,156 Common Shares (a portion of which are subject to vesting requirements), which represents less than 1% of the issued and outstanding Common Shares and which are not included in the percentages owned by the Reporting Person.  The Reporting Person expressly disclaims any beneficial ownership of these Common Shares. To the

CUSIP No. 33832D106	13D	Page 6 of 7 Pages

Reporting Person’s knowledge, the other individuals named in Item 2 above have sole power to vote or to direct the vote, and to dispose or direct the disposition of, all of the Common Shares they beneficially own.

The percentages of beneficial ownership reported in this Schedule 13D are based on 50,839,512 Common Shares outstanding as of April 1, 2019, such number of shares being based on information provided by the Issuer.

(c)           No transactions have been effected by the Reporting Person or, to the knowledge of the Reporting Person, any of the individuals named in Item 2 above in the Issuer’s securities in the past sixty days.

(d)           Other than as described in Item 4 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 4 above.

As described in Item 3 above, in 2009, the Issuer and SNH entered into a lease realignment agreement whereby, among other things, SNH purchased 3,200,000 Common Shares.  In connection therewith, the Issuer and SNH entered into a registration rights agreement (the “Registration Rights Agreement”) whereby SNH was granted certain registration rights with respect to such 3,200,000 Common Shares.

In 2016, in connection with the acquisition of the 17,999,999 Common Shares that ABP Trust beneficially owns, the Issuer, ABP Trust, ABP, Barry M. Portnoy, a former managing director of the Issuer, and Mr. Adam Portnoy entered into a consent, standstill, registration rights and lock-up agreement (the “Standstill and Lock-Up Agreement”) whereby, among other things, ABP Trust, ABP, Barry M. Portnoy and Mr. Adam Portnoy (the “Requesting Parties”) agreed not to transfer the 17,999,999 Common Shares for a specified lock-up period, subject to certain permitted transfers, and were granted certain demand and piggy-back registration rights that they may exercise at any time after such lock-up period, subject to specified terms and conditions as set forth in the Standstill and Lock-Up Agreement. If the Share Issuances are completed, pursuant to the terms of the Standstill and Lock-Up Agreement, the Requesting Parties will be able to terminate such agreement if they own less than 10% of our then outstanding Common Shares. The Reporting Person is not a party to or beneficiary of the Standstill and Lock-Up Agreement.

The foregoing descriptions of the Registration Rights Agreement and the Standstill and Lock-Up Agreement are not complete and are subject to and qualified in their entirety by reference to the copies of such agreements filed hereto as Exhibits 99.4 and 99.5, respectively, each of which is incorporated herein by reference.

As described in Item 2 above, certain Common Shares owned by the individuals named in Item 2 are subject to vesting pursuant to restricted share agreements entered into at the time of the grant of such Common Shares.  In addition, Mr. Adam Portnoy, as a director of the Issuer, and Ms. Clark, Ms. Francis and Mr. Siedel, as officers and employees of The RMR Group LLC, the manager of the Issuer, are eligible to receive future grants under the Issuer’s equity compensation plan.

Item 7.   Material to be Filed as Exhibits.

Exhibit 99.1

Transaction Agreement, dated as of April 1, 2019, between Five Star Senior Living Inc. and Senior Housing Properties Trust. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated April 1, 2019.)

Exhibit 99.2

Credit Agreement, dated as of April 1, 2019, among Senior Housing Properties Trust, Five Star Senior Living Inc. and the guarantors party thereto. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated April 1, 2019.)

Exhibit 99.3	Voting Agreement, dated as of April 1, 2019, between Five Star Senior Living Inc. and ABP Trust. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated April 1, 2019.)
Exhibit 99.4

Registration Rights Agreement, dated as of August 4, 2009, between Five Star Senior Living Inc. and Senior Housing Properties Trust. (Incorporated by reference to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.)

Exhibit 99.5

Consent, Standstill, Registration Rights and Lock-Up Agreement, dated October 2, 2016, among the Five Star Senior Living Inc., ABP Trust, ABP Acquisition LLC, Barry M. Portnoy and Adam D. Portnoy. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated October 2, 2016.)

CUSIP No. 33832D106	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2019
(Date)

SENIOR HOUSING PROPERTIES TRUST

/s/ Richard W. Siedel, Jr.
(Signature)
Richard W. Siedel, Jr., Chief Financial Officer and Treasurer
(Name/Title)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).